14

Follow-Up Materials


06012565

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Tofas Turk Otomobil Fabrikasi

*CURRENT ADDRESS ______________________

____

____

**FORMER NAME ______________________

**NEW ADDRESS ______________________

PROCESSED
APR 17 2006
THOMSON
FINANCIAL

____

____

FILE NO. 82- 3699 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DAT : 4/17/06

82-3699

RECEIVED
2006 APR 14 A 11: 17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AR/S
12-31-05

SUPPL

Tofaş Türk Otomobil Fabrikası Anonim Şirketi

Consolidated Financial Statements
Together With Report of Independent Auditors
December 31, 2005

CONVENIENCE TRANSLATION OF FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT AUDITORS ORIGINALLY ISSUED IN TURKISH -
SEE NOTE 45 TO THE FINANCIAL STATEMENTS

(Convenience Translation of Financial Statements and Report of Independent Auditors Originally Issued in Turkish – See Note 45 to the Financial Statements)

Tofaş Türk Otomobil Fabrikası Anonim Şirketi

TABLE OF CONTENTS

ERNST & YOUNG

■ Güney S.M.M.M. A.Ş.
Büyükdere Cad. Beytem Plaza
No: 22 K: 9-10, 34381 - Şişli
İstanbul - Turkey

■ Phone : (212) 315 30 00
Fax : (212) 230 82 91
www.ey.com

(Convenience Translation of Report Originally Issued in Turkish - See Note 45)

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
Tofaş Türk Otomobil Fabrikası Anonim Şirketi:

We have audited the accompanying consolidated balance sheet of Tofaş Türk Otomobil Fabrikası Anonim Şirketi (the Company - a Turkish corporation) as of December 31, 2005 and the related consolidated income statement for the year then ended. Our examination was made in accordance with the auditing principles, bases and standards issued by the Capital Market Board (CMB) and, accordingly included examination of accounting records related to accounts and transactions and other auditing techniques we considered necessary.

In our opinion, the consolidated financial statements, present fairly, in all material respects, the financial position of Tofaş Türk Otomobil Fabrikası Anonim Şirketi as of December 31, 2005 and the results of its operations for the year then ended in accordance with the rules and principles (Note 2) issued by CMB.

Without qualifying our opinion, we would like to draw attention to the following matter:

As disclosed in Note 9 to the accompanying consolidated financial statements, major portion of the Group's sales are conducted through its related parties. Furthermore, the major balances with the related parties are disclosed in Note 9.

Additional paragraph for convenience translation to English:

The effect of the differences between the accounting principles summarized in Note 2 to the accompanying financial statements and the accounting principles generally accepted in countries in which the accompanying financial statements are to be distributed and International Financial Reporting Standards (IFRS), have not been quantified and reflected in the accompanying financial statements. The accounting principles used in the preparation of the accompanying financial statements differ materially from IFRS, with respect to the accounting for the effects of hyperinflation and presentation of financial statements. Accordingly, the accompanying financial statements are not intended to present the Company's financial position and results of its operations in accordance with accounting principles generally accepted in such countries of users of the financial statements and IFRS.

Güney Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
An Affiliated Firm of Ernst & Young International



Ethem Kutucular, SMMM
Engagement Partner

March 31, 2006
İstanbul,Turkey

Tofaş Türk Otomobil Fabrikası Anonim Şirketi

CONSOLIDATED BALANCE SHEET
As of December 31, 2005
(Currency – Thousands of New Turkish Liras (YTL))

ASSETS	Notes	Audited December 31, 2005	Audited December 31, 2004
Current Assets		**1,120,255**	894,907
Cash and cash equivalents	4	**483,726**	279,409
Investment securities	5	**10,324**	-
Trade receivables from third parties (net)	7	**188,841**	127,628
Financial lease receivables	8	-	-
Trade receivables from related parties (net)	9	**266,439**	294,121
Other receivables (net)	10	**1,622**	547
Biological assets (net)	11	-	-
Inventories (net)	12	**148,527**	177,399
Receivables from construction projects in progress (net)	13	-	-
Deferred tax asset	14	-	-
Other current assets	15	**20,776**	15,803
Non-current Assets		**812,740**	769,840
Trade receivables from third parties (net)	7	-	-
Financial lease receivables	8	-	-
Trade receivables from related parties (net)	9	-	-
Other receivables (net)	10	**7,286**	41
Available for sale financial assets (net)	16	**30,684**	11,735
Positive/negative goodwill (net)	17	-	-
Investment properties (net)	18	-	-
Property, plant and equipment (net)	19	**486,666**	562,173
Intangibles (net)	20	**143,853**	35,924
Deferred tax asset	14	**144,194**	159,910
Other non-current assets	15	**57**	57
Total Assets		**1,932,995**	1,664,747

Tofaş Türk Otomobil Fabrikası Anonim Şirketi

CONSOLIDATED BALANCE SHEET
As of December 31, 2005
(Currency – Thousands of New Turkish Liras (YTL))

LIABILITIES	Notes	Audited December 31, 2005	Audited December 31, 2004
Current Liabilities		**732,577**	551,945
Short-term bank borrowings (net)	6	**102,395**	16,195
Current portion of long-term bank borrowings (net)	6	**48,348**	56,323
Short-term financial lease payables (net)	8	-	-
Other financial liabilities (net)	10	-	23
Trade payables to third parties (net)	7	**153,454**	109,657
Trade payables to related parties (net)	9	**326,976**	274,672
Advances taken	21	-	6,148
Progress billings amounts of construction in progress (net)	13	-	-
Provisions	9, 23	**66,420**	55,779
Deferred tax liability	14	-	-
Other current liabilities (net)	10	**34,984**	33,148
Non-current Liabilities		**162,141**	224,947
Long-term bank borrowings (net)	6	**115,743**	186,467
Long-term financial lease payables (net)	8	-	-
Other financial liabilities (net)	10	-	23
Trade payables to third parties (net)	7	-	-
Trade payables to related parties (net)	9	-	-
Advances taken	21	-	-
Provisions	23	**46,398**	38,457
Deferred tax liability	14	-	-
Other current liabilities (net)	10	-	-
Minority interest	24	-	-
Shareholders' Equity		**1,038,277**	887,855
Paid-in share capital	25	**500,000**	450,000
Adjustments to share capital and equity instruments	25	-	-
Capital reserves		**368,486**	365,063
Share premium		-	-
Gain on cancellation of shares		-	-
Revaluation fund		-	-
Revaluation surplus of financial assets	16	**18,951**	-
Inflation adjustment on equity items	26	**349,535**	365,063
Profit reserves	27-28	**58,721**	39,095
Legal reserves		-	-
Statutory reserves		-	-
Extraordinary reserves		-	-
Special funds		-	-
Gain on sale of fixed assets and financial assets subject to share capital increase		-	-
Foreign currency translation adjustment		-	-
Cumulative gain on the hedging		**58,721**	39,095
Net income for the period		**141,845**	33,697
Transfer from net income for the period of gain on sale of fixed asset to share capital	26,38	**(31,632)**	-
Retained earnings	27-28	**857**	-
Total Liabilities and Shareholders' Equity		**1,932,995**	1,664,747

The accompanying policies and explanatory notes on pages 5 through 39 form and integral part of the consolidated financial statements.

Tofaş Türk Otomobil Fabrikası Anonim Şirketi

CONSOLIDATED INCOME STATEMENT
For the period ended December 31, 2005
(Currency – Thousands of New Turkish Liras (YTL))

	Notes	Audited December 31, 2005	Audited December 31, 2004
Operational Income			
Net sales	36	**2,543,292**	2,532,045
Cost of sales (-)	36	**(2,320,898)**	(2,356,907)
Service income (net)		**1,263**	196
Other income from operational activities (net)	36	**54,906**	79,285
Gross Operational Profit		**278,563**	254,619
Operating expenses (-)	37	**(243,137)**	(269,012)
Net Operational Profit / (Loss)		**35,426**	(14,393)
Other operating income	38	**56,456**	30,170
Other operating expense (-)	38	**(132)**	(163)
Financial income / (expense)	39	**72,154**	(8,170)
Operating Profit		**163,904**	7,444
Net monetary loss	40	**-**	20,299
Minority interest	24	**-**	-
Net Income Before Provision for Taxes		**163,904**	27,743
Taxation	41	**(22,059)**	5,954
Net Income		**141,845**	33,697
Weighted average number of shares (thousand shares with 0,01 YTL each)		**50,000,000**	50,000,000
Earnings per share (New Turkish Kuruş)	42	**0.3**	0.07

The accompanying policies and explanatory notes on pages 5 through 39 form and integral part of the consolidated financial statements.

(Currency – Thousands of New Turkish Liras (YTL))

1. CORPORATE INFORMATION

Tofaş Türk Otomobil Fabrikası A.Ş. (a Turkish corporation, the Company – Tofaş) was established in 1968 as a Turkish-Italian cooperation venture to manufacture passenger cars and light commercial vehicles under licenses from Fiat Auto S.p.A. (Fiat). The Company, which is a member of Koç Holding A.Ş. and Fiat, also produces various automotive spare parts used in its automobiles. The Company's main office is located in Büyükdere Cad. No:145 Kat:4-5 Zincirlikuyu Şişli, İstanbul. The manufacturing facilities are located in Bursa. The Company manufactures its cars pursuant to license agreements between the Company and Fiat. These license agreements prohibit the Company from assembling, producing, importing or selling any car other than Fiat cars. The Company has been registered with the Turkish Capital Market Board (CMB) and quoted on the İstanbul Stock Exchange (ISE) since 1991.

The Company conducts a significant portion of its business with corporations, which are affiliates of Koç Holding A.Ş. or Fiat (see Note 9).

As of December 31, 2005, consolidated subsidiaries of the Company are as follows:

Name of the Company	Operating Area	Percentage of Ownership	
		2005	2004
Koç Fiat Kredi Tüketici Finansmanı A.Ş. (KFK)	Consumer financing	**%99.9**	%99.9
Mekatro Araştırma Geliştirme A.Ş.	Research and development	**%97.0**	%97.0
Platform Araştırma Geliştirme Tasarım ve Ticaret A.Ş.	Research and development	**%99.0**	-
Fer Mas Oto Ticaret A.Ş	Trading of automobile and spare parts	**%99.4**	-

For the purpose of the consolidated financial statements, the Company and its consolidated subsidiaries are referred to as "the Group".

The average number of personnel in accordance with their categories is as follows:

	December 31, 2005	December 31, 2004
Blue-collar	**3,548**	3,618
White-collar	**892**	863
Total number of personnel	**4,440**	4,481

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The financial statements of the Group have been prepared in accordance with accounting and reporting standards (CMB Accounting Standards) as prescribed by Turkish Capital Market Board (CMB). CMB has issued communiqué no. XI-25 "Communique on Accounting Standards in Capital Markets" which sets out a comprehensive set of accounting principles. In this Communique CMB stated that alternatively application of accounting standards prescribed by the International Accounting Standards Board (IASB) and International Accounting Standards Committee (IASC) will also be considered to be compliant with CMB.

(Currency – Thousands of New Turkish Liras (YTL))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting Standards. On March 17, 2005, CMB has issued a resolution and declared that application of inflation accounting is no longer required for companies operating in Turkey and reporting under CMB Accounting Standards, with effect from January 1, 2005. Financial statements have been prepared under the alternative application defined by CMB as explained above. The financial statements as of December 31, 2004, which are presented for comparison purposes, are presented in the equivalent purchasing power of New Turkish Lira as of December 31, 2004. The financial statements and footnotes are presented using the compulsory standard formats as prescribed by CMB. Some reclassifications are made on the consolidated financial statements as of December 31, 2004, which is prepared in accordance with the International Financial Reporting Standards (IFRS) in order to present the comparative financial statements which is presented in compulsory format declared by the decision numbered 1604 and dated December 10, 2004.

The consolidated financial statements were authorized for issue on March 31, 2006 by the Board of Directors of the Company and signed by Nezih Olcay, Accounting, Finance and Control Group Director and Selçuk Öncer, Accounting Director, representing Board of Directors. The General Assembly and certain regulatory bodies have the power to amend the statutory financial statements after issue.

Functional Currency and Reporting Currency

In accordance with CMB announcement No. 11/367 dated March 17, 2005; since the objective conditions for the application of restatement is no longer available the financial statements after December 31, 2004 are not restated for the effects of inflation. Per State Instute of Statistics announcement for wholesale price index; as of December 31, 2005, the cumulative three year inflation rates was 35.6% while for the twelve months periods ending of the same date, the annual inflation rate is 4.5%.

The restatement for the changes in the general purchasing power of YTL as of December 31, 2004 is based on IAS 29 ("Financial Reporting in Hyperinflationary Economies"). IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and the corresponding figures for previous periods be restated in the same terms. Such index and conversion factors as of the end of the three year period ended December 31, 2004 are given below:

Dates	Index	Conversion Factors
December 31, 2001	4,951.7	1.697
December 31, 2002	6,478.8	1.297
December 31, 2003	7,382.1	1.138
December 31, 2004	8,403.8	1.000

The main guidelines for the above mentioned restatement are as follows:

- Non-monetary assets, liabilities and shareholders' equity including share capital reported in the consolidated balance sheet as of December 31, 2005 are derived by indexing the additions occurred until December 31, 2004. The additions after this date are carryied with their nominal amounts.

- All the items in the income statement for the period ended December 31, 2005 are stated with their historical values except for (i) the depreciation and amortization expenses that are calculated based on gross book values of tangible and intangible assets that are restated until December 31, 2004 and nominal values of additions after January 1, 2005; and (ii) the gain /loss on sales of those assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Restatement of balance sheet and income statement items through the use of a general price index and relevant conversion factors does not necessarily mean that the Group could realize or settle the same values of assets and liabilities as indicated in the consolidated balance sheets. Similarly, it does not necessarily mean that the Group could return or settle the same values of equity to its shareholders.

Basis of Consolidation

The control relation is normally evidenced when the Company owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. During consolidation inter-company balances and transactions, including intercompany profits and unrealized profits and losses are eliminated. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

3. ACCOUNTING POLICIES AND PRINCIPLES

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand and cash at banks. Cash equivalents are short-term highly liquid investments that are readily convertible to known amounts and that are subject to an insignificant risk of change in value.

Cash and cash equivalent balances in the consolidated cash flow statements is not include the cash amounts with original maturity of three months or more.

Investments and Other Financial Assets

Held- to- maturity investments

Financial assets with fixed or determinable payments and fixed maturity where management has both the intent and the ability to hold to maturity are classified as held-to-maturity.

Investments that are intended to be held to maturity are measured at amortised cost by using effective interest rate. For investments carried at amortized cost, gains and losses are recognized in income when the investments are derecognized or impaired, as well as through the amortization process. Interest income of held-to-maturity investments is included in income statement.

As of December 31, 2005, the Group does not have any held-to-maturity investments.

Available for sale financial assets

Available for sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the preceding categories. After initial recognition, available for sale financial assets are measured at fair value. Gains or losses on remeasurement to fair value are recognized as a separate component of equity (Not 16). The interest income, which is computed by using effective interest rate is recognized in the income statement

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

During 2005, the Group has sold its investment securities which are classified as held to maturity before their maturities. Based on the provisions of IAS 39 (Financial Instruments: Recognition and Measurement), an entity is not allowed to classify any financial assets as held-to-maturity if the entity has, during the current financial year or the two preceding financial years, sold or reclassified more than an insignificant amount of held-to maturity investments before maturity other than the specific exceptions provided in the Standard. The track record of the sales made by the Group from its held-to-maturity investment securities portfolio indicates that the Group stands ready to sell its held-to-maturity investment securities in response to changes in market interest rates, and therefore, the positive intention to hold these marketable securities to maturity does not exist. Accordingly, the entire portfolio of the Group is reflected in available for sale category and be subjected to measurement criteria of available for sale securities.

Loans (Consumer Financing Loans)

Consumer financing loans originated by KFK are carried at amortized cost. A specific credit risk provision for loan impairment is established to provide for management's estimate of credit losses as soon as the recovery of an exposure is identified as doubtful. When a loan is deemed uncollectible, it is written off against the related provision for impairment. Subsequent recoveries are credited to the income statement if previously written off.

Trade Receivables

Trade receivables have a maturity range of 30-90 days and are recognized at original invoice amount and carried at amortized cost less an allowance for any uncollectible amounts. An estimate for doubtful debt is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Trade Payables

Trade payables have average maturities changing between 30-90 days and consist of amounts invoiced or not related with the realized material or service purchases, and are carried at amortized cost.

Inventories

Inventories are valued at the lower of cost or net realizable value after provision for obsolete items. Costs incurred in bringing each product to its present location and condition are accounted for as follows: Raw materials - purchase cost on a monthly average basis; finished goods and work-in-process - cost includes the applicable allocation of fixed and variable overhead costs on the basis of monthly average basis.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and estimated costs necessary to make the sale. The scrap inventory is written off when identified.

Property, Plant and Equipment

Property, plant and equipment (PP&E) are stated at cost less accumulated depreciation and accumulated impairment loss. When assets are sold or retired, their costs and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the income statement.

The initial cost of PP&E comprises its purchase price, including import duties and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the PP&E have been put into the operation, such as repairs and maintenance and overhaul costs are normally charged to income in the period the costs are incurred. Expenditures are added to cost of assets if the expenditures provide economic added value for the future use of the related PP&E.

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Depreciation is computed on a straight-line basis over the estimated useful lives. The depreciation terms are as follows;

Land improvements	33 years
Buildings	25 years
Leasehold improvements	30 years
Machinery and equipment	8 – 12 years
Motor vehicles	4 – 5 years
Furnitures and fixtures	6 – 8 years
Moulds and models	6 – 8 years

The useful lives and depreciation methods are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of PP&E.

In case of any indication of the impairment in the carrying value of property, plant and equipment, the recoverable amount is re-assessed and provision for impairment is reflected in the financial statements.

Intangible Assets

Intangible assets acquired separately from a business are capitalized at cost. Intangible assets, created within the business are not capitalized and expenditure is charged against profits in the year in which it is incurred. Intangible assets are amortized on a straight-line basis over the their useful lives (5 years). The carrying values of intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Research and Development Costs

Expenditures for research and development are charged against income in the period incurred except for project development costs which comply with the following criteria:

- The product or process is clearly defined and costs are separately identified and measured reliably;
- The technical feasibility of the product is demonstrated;
- The product or process will be sold or used in-house;
- A potential market exists for the product or its usefulness in case of internal use is demonstrated; and
- Adequate technical, financial and other resources required for completion of the project are available.

The costs related to the development projects are capitalized when the above criteria are first met (Note 20).

The recoverable amount of development costs is estimated whenever there is an indication that the asset has been impaired or that the impairment losses recognized in previous years no longer exist.

Interest Income and Expense

Interest income and expense are recognized in the income statement on an accrual basis using the effective yield method. Interest income is suspended when loans become doubtful or when the borrower defaults.

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenues are stated net of discounts, value added and sales taxes. Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably.

Service income is recognized when the service is rendered and the amount is reliably measured.

Dividend income is recognized when the Group has the right to receive the dividend payment.

Recognition and Derecognition of Financial Instruments

The Group recognizes a financial asset or financial liability in its balance sheet when and only when it becomes a party to the contractual provisions of the instrument. The Group derecognizes a financial asset or a portion of financial asset when and only when it loses control of the contractual rights that comprise the financial asset or a portion of financial asset. The Group derecognizes a financial liability when and only when a liability is extinguished that is when the obligation specified in the contract is discharged, cancelled and expires.

All the normal sales or purchase transactions of financial assets are recorded at the transaction date, that the Group guarranteed to purchase or sell the financial asset. These transactions generally require the transfer of financial asset in the period specified by the general conditions and the procedures in the market.

Recognition and Derecognition of Financial Assets and Liabilities

The Group recognizes a financial asset or financial liability in its balance sheet when and only when it becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial asset or a portion of a financial asset when and only when it loses control of the contractual rights that comprise the financial.asset or a portion of a financial asset. The Company derecognizes a financial liability when and only when a liability is extinguished, that is when the obligation specified in the contract is discharged, cancelled and expired.

All regular way purchases and sales of financial assets are recognized on the trade date i.e. the date that the Company commits to purchase or to sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame generally established by regulation or convention in the market place.

Borrowing Costs

Borrowing costs are expensed as incurred.

Fair Value of Financial Instruments

The fair values of the financial instruments are determined in accordance with the following methods and assumptionsas follows;

Financial Assets

Monetary assets for which fair value approximates carrying value are carried at cost in the financial statements and consists of cash and cash equivalents, their interest accruals, and other financial assets; and considered to approximate their respective carrying values due to their short-term nature and negligible credit losses. The carrying value of accounts receivable along with the related allowance for unearned income and uncollectibility are estimated to be their fair values.

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Financial Liabilities

Monetary liabilities for which fair value approximates carrying value including accounts payable, short-term bank borrowings and other monetary liabilities are considered approximate their respective carrying values due to their short-term nature. The bank borrowings are stated at their amortized costs and transaction costs are included in the initial measurement of bank borrowings. The fair value of bank borrowings are considered to state their respective carrying values since the interest rate applied to bank borrowings are updated periodically by the lender to reflect active market price quotations. The carrying value of accounts payable along with the related allowance for unrealized cost is estimated to be their fair values.

Income Taxes

Tax expense / (income) is the aggregate amount included in the determination of net profit or loss for the period in respect of current and deferred tax.

Deferred income tax is computed, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against the deductible temporary differences. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Deferred taxes arising from income and expenses accounted under equity are also recorded under equity.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Reserve for Employee Termination Benefits

Defined Contribution Plans

In accordance with existing social legislation, the Group is required to make lump sum termination indemnities to each employee who has completed one year of service with the company and whose employment is terminated due to retirement or for reasons other than resignation or misconduct.

In the consolidated financial statement, the Group has reflected a liability calculated using "Projected Unit Credit Method" and based upon factors derived using the Group's experience of personnel terminating their services and being eligible to receive benefits, discounted by using the current market yield at the balance sheet date on government bonds. All actuarial gains and losses calculated are reflected in the income statement.

Defined Benefit Plans

The Group is obliged to pay premiums to Social Security Agency for its employees during the period of employment. The Group does not have any further obligation as long as it realises the payment of such premiums. Social security premiums are reflected in the personnel expenses as they accrue. During 2005, the Group had social security premium expenses amounting to YTL 25,189 (2004 – YTL 21,921).

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Earnings / Loss per Share

Earnings / loss per share disclosed in the income statement are determined by dividing net income / loss by the weighted average number of shares that have been outstanding during the related period concerned.

In Turkey, companies can increase their share capital by making a pro rata distribution of shares (Bonus Shares) to existing shareholders without consideration for amounts resolved to be transferred to share capital from retained earnings and revaluation surplus. For the purpose of the EPS calculation such Bonus Share issues are regarded as stock dividends. Dividend payments, which are immediately reinvested in the shares of the Company, are regarded similarly.

Subsequent Events

Post-period-end events that provide additional information about the Group's position at the balance sheet date (adjusting events), are reflected in the financial statements. Post-period-end events that are not adjusting events are disclosed in the notes when material.

Provisions, Contingent Assets and Liabilities

Provisions

A provision is recognized when, and only when the Group has a present obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are recognized by the amortized amount as of balance sheet date in case that the monetary loss is material. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

Warranty Provision

The Group provides free of charge maintenance service for the vehicles, during the first two-year period following the date of sale. Export sales of the Group are not under a warranty commitment. Warranty provision is periodically reviewed and reassessed in accordance with the realized expenses in the previous periods.

Contingent Assets and Liabilities

Contingent liabilities are not recognized in the financial statements, but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognized in the financial statements, but disclosed when an inflow of economic benefits is probable.

Offsetting

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Foreign Curreny Transactions and Translation

Income and expenses arising in foreign currencies during the year have been translated at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies have been translated at the exchange rates prevailing at the balance sheet dates, which is announced by Turkish Republic Central Bank. Exchange gains or losses arising from the settlement and translation of foreign currency items have been included in the related income and expense accounts, as appropriate.

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates are reviewed periodically, and as adjustments become necessary, they are reported in earnings in the periods in which they become known.

Cash Flow Hedge

Changes in the fair value of a hedging instrument that qualifies as a highly effective cash-flow hedge are recognized directly in shareholders' equity.

The ineffective portion is immediately recognized in net profit or loss. If the hedge cash flow results in the recognition of an asset or a liability, all gains and losses previously recognized directly in equity are transferred from equity and included in the initial measurement of the cost or carrying value of the asset or liability. Otherwise, for all other cash flow hedges, gains and losses initially recognized in equity are transferred from hedging reserve to net profit or loss in the same period or periods during which the hedged firm commitment or forecasted transaction affects the income statement.

When the hedge ceases to be highly effective, hedge accounting is discontinued prospectively. In this case, the cumulative gain or loss on the hedging instrument that has been reported directly in equity is retained in equity until the committed of forecasted transaction occurs. When the committed or forecasted transaction is no longer expected to occur, any net cumulative gain or loss previously reported in equity is transferred to the income statement.

Financial Risk Management Objectives and Polices

The Group's principal financial instruments comprise cash and short-term deposits, consumer financing loans, investment securities and bank borrowings. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial instruments such as trade debtors and trade creditors, which arise directly from its operations.

The main risks arising from the Group's financial instruments are foreign currency risk, credit risk and interest rate risk. The management reviews and agrees policies for managing each of these risks which are summarised below. The Group monitors the market price risk arising from all financial instruments.

Credit Risk

Other than its related parties, the Group trades with only with recognized, creditworthy third parties. It is the Group policy that all customers who wish to trade on credit terms are subject to credit screening procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant.

There are no significant concentrations of credit risk within the Group, other than the disclosed balances and transactions with the related parties.

(Currency – Thousands of New Turkish Liras (YTL))

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Interest Rates Risk

The Group is exposed to interest rate risk through the impact of rate changes on interest bearing liabilities and assets. These exposures are managed by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities.

Currency risk

The Group is exposed to the foreign exchange risk through the impact of rate changes at the translation of foreign currency denominated liabilities to New Turkish lira. The currency risks are monitored and limited by the analysis of foreign currency position.

4. CASH AND CASH EQUIVALENTS

	December 31, 2005	December 31, 2004
Cash on hand	**23**	14
Cash at banks		
-demand deposits	**22,862**	27,281
-time deposits	**460,891**	252,160
Payment orders	**(50)**	(48)
Other cash equivalents	**-**	2
Total	**483,726**	279,409

The breakdown of time deposits are as follows;

	December 31, 2005		December 31, 2004	
	Amount (YTL Equivalent)	**Effective interest rate per annum (%)**	Amount (YTL Equivalent)	Effective interest rate per annum (%)
Denominated in YTL	**361,536**	**7 - 19**	151,532	15 - 24.15
Denominated in USD	**986**	**2.85**	14,976	2.25 - 2.85
Denominated in EUR	**98,369**	**2.85**	85,652	2.50 - 3.60
Total	**460,891**		252,160	

As of December 31, 2005, the maturities of time deposits are between a week and ten months (December 31, 2004 - less than one month). The total amount of time deposits with maturities exceeding three months is YTL 25,000. Accordingly, for the purposes of cash flow statement the cash and cash equivalents as of December 31, 2005 is YTL 458,726. The time deposits bear fixed interest rates.

As of December 31, 2005, YTL 406,233 of time and demand deposits are deposited at related party banks (December 31, 2004 - YTL 220,382).

5. INVESTMENT SECURITIES

As of December 31, 2005, the investment securities which are classified as available for sale securities amounting to YTL 10,324 comprised of Turkish Government Bonds with a maturity of September 27, 2006. The interest rates of such securities are 14.7% per annum (December 31, 2004 - None.)

6. FINANCIAL LIABILITIES

a) Short-term Bank Borrowings

	December 31, 2005			December 31, 2004		
	Amount in Thousands (Original currency)	Amount (YTL Equivalent)	Effective interest rate per annum (%)	Amount n Thousands (Original currency)	Amount (YTL Equivalent)	Effective interest rate per annum (%)
Short-term bank borrowings						
Denominated in YTL	-	21,270	12	-	15,523	15-18
Denominated in EUR	50,800	80,645	2.99	-	-	-
Accrued interest		480		-	672	
Total		102,395			16,195	

b) Long-term Bank Borrowings

	December 31, 2005			December 31, 2004		
	Amount in Thousands (Original currency)	Amount (YTL Equivalent)	Effective interest rate per annum (%)	Amount n Thousands (Original currency)	Amount (YTL Equivalent)	Effective interest rate per annum (%)
Long-term bank borrowings						
Denominated in EUR	102,072	162,040	Euribor+0.9	131,236	239,743	Euribor+0.9
Accrued interest	1,292	2,051		1,667	3,047	
Less: Current portion of long-term bank borrowings	(30,455)	(48,348)		(30,832)	(56,323)	
Total	72,909	115,743		102,071	186,467	

YTL loans bear fixed interest rates while Euro loans bear variable interest rate.

The repayment schedule of the long-term bank borrowings as of December 31, 2005 is as follows:

	December 31, 2005	December 31, 2004
2006	-	53,282
2007	46,298	53,282
2008	46,298	53,282
2009	23,147	26,644
Total	115,743	186,490

(Currency – Thousands of New Turkish Liras (YTL))

6. FINANCIAL LIABILITIES (continued)

The Euro denominated long-term loan was obtained to finance the investment to manufacture Doblo light commercial vehicles. According to the manufacturing agreement signed between Fiat (the customer of the majority of Doblo production) and the Group, the repayment obligations related to such loan is guaranteed by Fiat through future purchases of Doblo until the end of 2008. Accordingly, the Group's exposure to foreign exchange rate and interest rate fluctuations is undertaken by Fiat.

7. TRADE RECEIVABLES AND PAYABLES

a) Trade Receivables

	December 31, 2005	December 31, 2004
Accounts receivables	**188,686**	127,928
Notes receivable and due dated checks	**612**	257
Doubtful trade receivables	**469**	450
	189,767	128,635
Less: Provision for doubtful receivables	**(467)**	(447)
Less: Discount	**(459)**	(560)
Total	**188,841**	127,628

As of December 31, 2005, the letter of guarrantees and guarrantee notes obtained as collateral for trade receivables amounted to YTL 122,903 and YTL 232, respectively (December 31, 2004 – YTL 132,559 and YTL 688).

b) Trade Payables

	December 31, 2005	December 31, 2004
Trade payables	**153,989**	110,378
Less: Discount	**(535)**	(721)
Total	**153,454**	109,657

8. FINANCE LEASE OBLIGATIONS AND RECEIVABLE

As of December 31, 2005 and December 31, 2004, the Group does not have any leasing obligations or receivables.

(Currency – Thousands of New Turkish Liras (YTL))

9. RELATED PARTY BALANCES

Related party balances

Due from related parties	**December 31, 2005**	December 31, 2004
Fiat	**212,191**	244,319
Birmot A.Ş. (Birmot – Subsidiary of Koç Holding A.Ş.)	**51,656**	50,366
Other	**3,242**	712
	267,089	295,397
Less: Discount	**(650)**	(1,276)
Total	**266,439**	294,121

Due to related parties	**December 31, 2005**	December 31, 2004
Fiat	**309,644**	260,472
Mako Elektrik Sanayi ve Ticaret A.Ş. (Mako - Associate company of Fiat)	**5,853**	5,829
Comau S.p.A. (Comau - Associate company of Fiat)	**1,701**	113
Birmot	**243**	1,069
Others	**10,676**	9,161
	328,117	276,644
Less: Discount	**(1,141)**	(1,972)
Total	**326,976**	274,672

Other current liabilities	**December 31, 2005**	December 31, 2004
Fiat	**8,421**	16,430
Other	**3,520**	999
Total	**11,941**	17,429

As of December 31, 2005, time and demand deposits of the Company amounting to YTL 402.345 (2004 - YTL 220,382) and YTL 3,888 are deposited in Koçbank A.Ş. and Yapı ve Kredi Bankası A.Ş., respectively.

(Currency – Thousands of New Turkish Liras (YTL))

9. RELATED PARTY BALANCES (continued)

Related party transactions

Sales	December 31, 2005	December 31, 2004
Fiat	**1,074,159**	1,188,686
Birmot	**402,258**	409,908
Other	**6,678**	10,551
Total	**1,483,095**	1,609,145

Domestic purchases	December 31, 2005	December 31, 2004
Mako	**63,587**	55,433
Powetrain Mekanik Sanayi ve Ticaret Limited Şirketi – Associate company of Fiat	**42,362**	51,076
Beko Ticaret Anonim Şirketi – Subsidiary of Koç Holding A.Ş.	**22,165**	24,702
Entek Elektrik Üretimi Otoprodüktör Grubu A.Ş. – Subsidiary of Koç Holding A.Ş.	**14,012**	11,569
Döktaş Ticaret Sanayi ve Anonim Şirketi – Subsidiary of Koç Holding A.Ş.	**4,270**	4,261
Ram Sigorta Aracılık A.Ş. .– Subsidiary of Koç Holding A.Ş.	**5,502**	3,325
Others	**19,427**	25,441
Total	**171,325**	175,807

	December 31, 2005		December 31, 2004	
Foreign Purchases	Materials and Services	Tangible and Intangible Assets	Materials and Services	Tangible and Intangible Assets
Fiat	**1,031,612**	**49,115**	1,158,323	-
Kofisa S.A. – Associated company of Fiat	**1,904**	**379**	5,527	-
Other	**2,171**	-	7,249	-
Total	**1,035,687**	**49,494**	1,171,099	-

Interest and other income from related parties, during the year ended December 31, 2005 amounts to YTL 31,611 (December 31, 2004 – YTL 46,748).

Salaries and similar benefits paid to the top management (22 people) (December 31, 2004 – 21 people) amounted to YTL 5,124 (December 31, 2004 - YTL 5,347).

During 2005, research and development services obtained from related parties amounts to EUR 32,096,118 (YTL 49,115) and included in the tangible and intangible asset purchases above.

During 2005, dividend income from Group's available for sale financial asset Entek Elektrik Üretimi A.Ş. amounted to YTL 800 (December 31, 2004 – YTL 1,978).

(Currency – Thousands of New Turkish Liras (YTL))

10. OTHER RECEIVABLES AND PAYABLES

a) Other Receivables

	December 31, 2005	December 31, 2004
Short-term consumer financing loans	**1,146**	53
Non-performing loans	**2,750**	2,875
	3,896	2,928
Provision for loan impairment	**(2,274)**	(2,381)
Total	**1,622**	547
Long-term consumer financing loans	**7,286**	41
Total	**7,286**	41

As of December 31, 2005, YTL loans originated by the Company bear monthly fixed interest rates ranging between 1.25% - 2.07% per month (December 31, 2004 – 1.95% - 3.31%).

The maturies of long-term consumer financing loans are as follows:

	December 31, 2005	December 31, 2004
2006	**-**	41
2007	**2,359**	-
2008	**3,549**	-
2009	**1,378**	-
Total	**7,286**	41

Movements in the allowance for impairment for 2005 and 2004 is as follows:

	December 31, 2005	December 31, 2004
January 1,	**2,381**	2,945
Loan impairment expense during the year	**88**	201
Recoveries from loans under follow-up	**(195)**	(418)
Monetary gain	**-**	(347)
December 31,	**2,274**	2,381

The Company has obtained YTL 500 of mortgages and YTL 12,811 of pledge rights as a guarantee for the consumer financing loans.

(Currency – Thousands of New Turkish Liras (YTL))

10. OTHER RECEIVABLES AND PAYABLES (continued)

b) Other Payables

	December 31, 2005	December 31, 2004
Taxes and funds payable	**23,221**	24,096
Social securities payable	**4,825**	3,593
Payable to personnel	**5,165**	3,457
Other	**1,773**	2,002
	34,984	33,148

c) Other Financial Liabilities

The Company does no have any financial liabilities as of December 31, 2005 (December 31, 2004 - YTL 23).

11. BIOLOGICAL ASSETS

None.

12. INVENTORIES

	December 31, 2005	December 31, 2004
Raw materials, net of reserve for obsolescence of YTL 1,661 (December 31, 2004 – YTL 1,027)	**39,457**	62,135
Work-in-process	**15,596**	20,228
Finished goods, net of reserve for obsolescence of YTL 1,344 (December 31, 2004 – YTL 935)	**15,635**	12,373
Spare parts	**21,590**	20,227
Imported vehicles	**32,023**	33,737
Goods-in transit and advances given	**24,226**	28,699
Total	**148,527**	177,399

13. RECEIVEBLES FROM CONSTRUCTION PROJECTS IN PROGRESS, net

None.

(Currency – Thousands of New Turkish Liras (YTL))

14. DEFERRED TAX ASSETS AND LIABLITIES

The breakdown of temporary differences and the resulting deferred tax assets as of December 31, 2005 and December 31, 2004, using the effective tax rates were as follows :

	Cumulative temporary differences		Deferred tax assets / (liabilities)	
	December 31, 2005	December 31, 2004	**December 31, 2005**	December 31, 2004
Employee termination benefits reserve	**(46,398)**	(38,457)	**13,919**	11,537
Warranty provision	**(53,345)**	(44,247)	**16,003**	13,274
Temporary differences arising between tax and book bases of property, plant and equipment and intangibles and inventories	**154,982**	12,386	**(46,494)**	(3,715)
Cumulative gain on the hedging	**(45,170)**	(30,104)	**13,551**	9,031
Investment allowences carried forward	**(1,442,192)**	(1,271,823)	**147,104**	129,727
Unused tax loss carryforwards of KFK	**(22,875)**	(28,317)	**6,862**	8,496
Other temporary differences	**(376)**	4	**113**	(1)
Deferred tax asset, net			**151,058**	168,349
Impairment for deferred tax asset (KFK's deferred tax asset)			(6,864)	(8,439)
Deferred tax asset, net			**144,194**	**159,910**

The movement on the deferred tax account is as follows:

	December 31, 2005	December 31, 2004
Deferred tax asset at January 1	**159,910**	151,526
Deferred tax (charge) credit for the year	**(20,236)**	21,370
Amount accounted under equity	**4,520**	5,388
Monetary loss	**-**	(18,374)
Deferred tax assets at December 31	**144,194**	159,910

(Currency – Thousands of New Turkish Liras (YTL))

15. OTHER CURRENT/NON-CURRENT ASSETS

a) Other Current Assets

	December 31, 2005	December 31, 2004
Prepaid expesenses	**465**	282
VAT deductible	**16,559**	13,246
Accrued income	**128**	361
Other	**3,624**	1,914
	20,776	15,803

b) As of December 31, 2005 and December 31, 2004, the Group has other non-current assets amounting to YTL 57.

16. AVAILABLE FOR SALE FINANCIAL ASSETS

As of December 31, 2005 and December 31, 2004, the available for sale financial assets of the Group comprised the following:

	Percentage of Interest	**December 31, 2005**	December 31, 2004
Entek Elektrik Üretimi A.Ş.	13.33 %	**30,684**	11,735
		30,684	11,735

As of December 31, 2005, the participation has been reflected at its assessed fair value of YTL 30,684, which is derived from the appraisal study dated December 29, 2005. The increase of YTL 18,949, that has stemmed from fair value measurement of the participation is presented in the "revaluation surplus of financial assets" account under shareholders equity.

17. POSITIVE/(NEGATIVE) GOODWILL

None.

18. INVESTMENT PROPERTIES

None.

(Currency – Thousands of New Turkish Liras (YTL))

19. PROPERTY, PLANT AND EQUIPMENT, net

During the year ended December 31, 2005, the movement of property, plant and equipment and the acculumated depreciation is as follows:

	Land, Land Improvements and Buildings	Machinery and Equipment	Moulds and Models	Furniture and Fixture	Motor Vehicles	Leasehold Improvements	Advances and Construction in Progress	Total
At December 31, 2004, net of accumulated depreciation	99,479	187,260	215,005	28,741	6,413	3,811	21,464	562,173
Additions	1,386	130	-	8,482	3,460	1,272	47,645	62,375
Disposals	(13,766)	(7,506)	(1,337)	(273)	(4,318)	-	-	(27,200)
Transfers	-	6,577	40,084	10	-	-	(46,671)	-
Accumulated depreciation of disposals	13,750	7,506	1,337	273	2,756	-	-	25,622
Depreciation charge for the period	(6,235)	(48,012)	(69,983)	(9,440)	(2,443)	(191)	-	(136,304)
At December 31, 2005, net of accumulated depreciation	**94,614**	**145,955**	**185,106**	**27,793**	**5,868**	**4,892**	**22,438**	**486,666**
At December 31, 2005	251,016	927,642	1,020,382	197,479	25,705	5,376	22,438	2,450,038
Cost	(156,402)	(781,687)	(835,276)	(169,686)	(19,837)	(484)	-	(1,963,372)
Accumulated depreciation								
Net carrying amount	**94,614**	**145,955**	**185,106**	**27,793**	**5,868**	**4,892**	**22,438**	**486,666**

(Currency – Thousands of New Turkish Liras (YTL))

19. PROPERTY, PLANT AND EQUIPMENT, net

During the year ended December 31, 2004, the movement of property, plant and equipment and the acculumated depreciation is as follows:

	Land, Land Improvements and Buildings	Machinery and Equipment	Moulds and Models	Furniture and Fixture	Motor Vehicles	Leasehold Improvements	Advances and Construction in Progress	Total
At December 31, 2003, net of accumulated depreciation	105,009	231,639	289,603	33,177	8,185	3,925	3,408	674,946
Additions	2,888	7,691	7,336	5,263	2,569	43	18,056	43,846
Disposals	(6,505)	(5,449)	-	(1,467)	(4,319)	-	-	(17,740)
Accumulated depreciation of disposals	(6,179)	(52,051)	(81,934)	(9,661)	(3,287)	(157)	-	(153,269)
Depreciation charge for the period	4,266	5,430	-	1,429	3,265	-	-	14,390
At December 31, 2004, net of accumulated depreciation	**99,479**	**187,260**	**215,005**	**28,741**	**6,413**	**3,811**	**21,464**	562,173
At December 31, 2004								
Cost	263,396	928,441	981,635	189,260	26,563	4,104	21,464	2,414,863
Accumulated depreciation	(163,917)	(741,181)	(766,630)	(160,519)	(20,150)	(293)	-	(1,852,690)
Net carrying amount	**99,479**	**187,260**	**215,005**	**28,741**	**6,413**	**3,811**	**21,464**	562,173

Restrictions on Assets

As of December 31, 2005 and December 31, 2004, there are no restrictions on assets.

(Currency – Thousands of New Turkish Liras (YTL))

20. INTANGIBLES, net

During the year ended December 31, 2005 and 2004, the movement of intangibles is as follows:

	License Fee and R&D	Others	**Total**
At December 31, 2004, net of accumulated depreciation	34,932	992	**35,924**
Additions	123,215	1,315	**124,530**
Depreciation charge for the year	(15,810)	(791)	**(16,601)**
At December 31, 2005, net of accumulated depreciation	142,337	1,516	**143,853**
At December 31, 2005			
Cost	265,212	16,173	**281,385**
Accumulated depreciation	(122,875)	(14,657)	**(137,532)**
Net carrying amount	142,337	1,516	**143,853**

	License Fee and R&D	Others	**Total**
At December 31, 2003, net of accumulated depreciation	49,461	1,907	**51,368**
Additions	-	104	**104**
Depreciation charge for the year	(14,529)	(1,019)	**(15,548)**
At December 31, 2004, net of accumulated depreciation	34,932	992	35,924
At December 31, 2004			
Cost	141,997	14,858	**156,855**
Accumulated depreciation	(107,065)	(13,866)	**(120,931)**
Net carrying amount	34,932	992	35,924

21. ADVANCES TAKEN

None (31 Aralık 2004 – YTL 6,148).

22. EMPLOYEE PENSION PLANS

None.

(Currency – Thousands of New Turkish Liras (YTL))

23. PROVISIONS

a) Short-term Provisions

	December 31, 2005	December 31, 2004
Warranty provision	53,345	44,247
Provision for sales discount	2,136	221
Royalty expense provision	7,484	7,042
Services from third parties	1,323	620
Other	2,132	3,649
Total	66,420	55,779

The warranty provision movement for the years ended December 31, 2005 and 2004 is as follows:

	December 31, 2005	December 31, 2004
Balance as of January 1	44,247	24,387
Utilized	(20,686)	(14,999)
Current year provision	29,784	38,911
Monetary gain	-	(4,052)
Balance as of December 31	53,345	44,247

b) Long-term Provisions

In accordance with existing social legislation, the Group is required to make lump-sum payments to employees whose employment is terminated due to retirement or for reasons other than resignation or misconduct. Such payments are calculated on the basis of 30 days' pay (limited to a maximum of historical YTL 1,727 (in full YTL)) (December 31, 2004 – YTL 1,575 (in full YTL) per year of employment at the rate of pay applicable at the date of retirement or termination.

In the consolidated financial statements, the Group reflected a liability calculated using the Projected Unit Credit Method and based upon factors derived using their experience of personnel terminating their services and being eligible to receive retirement pay and discounted by using the current market yield at the balance sheet date on government bonds.

	December 31, 2005	December 31, 2004
Discount rate (per annum)	5.49%	5.45%
Estimated turnover rate for retirement	99%	99%

(Currency – Thousands of New Turkish Liras (YTL))

23. PROVISIONS (devamı)

Movements in reserve for employee termination benefits during the years ended with December 31, 2005 and 2004 is as follows:

	December 31, 2005	December 31, 2004
Balance as of January 1	**38,457**	33,492
Payments	**(3,468)**	(4,198)
Charge for the period	**11,409**	9,516
Monetary gain	-	(353)
Balance as of December 31	**46,398**	38,457

24. MINORITY INTEREST

None.

25. SHARE CAPITAL/ADJUSTMENTS TO SHARE CAPITAL AND EQUITY INVESTMENTS

Registered capital ceiling of the Company is YTL 1,000,000. The Company's historical authorized and issued share capital as of December 31, 2005 is YTL 500,000. As of December 31, 2005 it is consisted of 50,000,000,000 (December 31, 2004 – 45,000,000,000) shares with YTL 0.01 (full YTL) par value each. As of December 31, 2005 and December 31, 2004, the breakdown of issued share capital of the Company is as follows:

		December 31, 2005		December 31, 2004	
	Share Group	**Amount (Historical YTL)**	%	Amount (Historical YTL)	%
Fiat Auto S.p.A.	D	**189,280**	**37.86**	170,352	37.86
Koç Holding A.Ş.	A	**187,938**	**37.59**	169,144	37.59
Koç Holding companies and Koç family	A	**1,342**	**0.27**	1,208	0.27
Other, including publicly traded shares	E	**121,440**	**24.28**	109,296	24.28
Total Paid in Share Capital		**500,000**	**100.00**	450,000	100.00

The shareholders holding A and D group shares have the privilege to choose the members for Board of Directors and Board of Auditors and also have the privilege of using preemption rights in buying each other's shares. The Group's Articles of Association requires votes of 75% of shareholders during General Assembly resolutions.

(Currency – Thousands of New Turkish Liras (YTL))

26. CAPITAL RESERVES

The effect of restatement of share capital included in the balance sheet as of December 31, 2005 and December 31, 2004 consists of the following:

	December 31, 2005	December 31, 2004
Issued share capital	**348,382**	348,382
Statutory inflation adjustment which were not offset	**1,153**	16,681
Total	**349,535**	365,063

In 2004, the Group has net-off from share capital accounts, the balancing figure amounting to YTL 616,602 which was accounted under prior year losses account as of December 31, 2003. As of December 31, 2004, except for the inflation adjustment on paid-in share capital amounting to YTL 348,382, there is YTL 16,681 of statutory inflation adjustment which were not off-set. In 2005, the Group has transferred YTL 15,528 from this account to paid-in share capital. Furthermore in 2005, the Company has transferred the gain on sale of fixed asset amounting to YTL 31,632 and retained earnings balance of YTL 2,840 to paid-in share capital balance. Accordingly, the share capital balance has been increased to YTL 500,000.

27-28. LEGAL RESERVES - RETAINED EARNINGS

The legal reserves consist of first and second legal reserves, appropriated in accordance with the Turkish Commercial Code (TCC). The TCC stipulates that the first legal reserve is appropriated out of historical statutory profits at the rate of 5% per annum, until the total reserve reaches 20% of the Group's historical paid-in share capital. The second legal reserve is appropriated at the rate of 10% per annum of all cash distributions in excess of 5% of the historical paid-in share capital. Under TCC, the legal reserves are not available for distribution unless they exceed 50% of the historical paid-in share capital but may be used to offset losses in the event that historical general reserve is exhausted.

The public companies distribute dividends in accordance with the CMB regulations, which can be summarised as follows:

The adjusting figure arising from the initial application of the inflation adjustment on the opening balance sheet (financial statements as of December 31, 2003), in accordance with Communique XI-25 of CMB, should be considered as a deduction during the calculation of the inflation adjusted profit available for distribution. Furthermore, such adjusting figure which is followed under statutory accumulated losses account may be offset with the net income for the year, unappropriated prior year earnings, and the remaining portion can be offset by the restatement differences arising from the application of inflation adjustment on (i) extraordinary reserves, (ii) legal reserves and (ii) other equity items.

Starting from January 1, 2004, the Companies which are preparing their financial statements in accordance with IFRS in accordance with the Communique XI-25 of CMB are required to distribute profits at 30% from the profit of the year 2004.The rate is determined as 30% also for the year 2005. Distribution can be made in cash or through distribution of bonus shares or both in certain percentages as decided by the general assembly of the Company provided that the amount will not be lower than the 30% of the profit available for distribution. Companies subject to regulations of CMB cannot distribute dividend at an amount higher than the distributable profit in their statutory financial statements prepared in accordance with Turkish Tax Procedural Code and Commercial Code.

According to the decisions taken at the Board of Directors Meeting held on March 30, 2005, and the General Assembly meeting held on April 15, 2005, the Company has distributed cash dividend from 2004 profit amounting to YTL 30,000.

29. FOREIGN CURRENCY POSITION

The foreign currency position of the Group as of December 31, 2005 and December 31, 2004 is as follows:

	December 31, 2005					
	USD (thousand)	YTL Equivalent	Euro (thousand)	YTL Equivalent	Other foreign currencies YTL Equivalent	Total YTL Equivalent
Cash and cash equivalents	782	1,049	74,460	118,205	-	119,254
Trade receivables (including due from related parties)	5,509	7,392	138,854	220,430	-	227,822
Other current assets	52	70	1,558	2,474	-	2,544
Total YTL equivalent of foreign currency assets	6,343	8,511	214,872	341,109	-	349,620
Bank borrowings	-	-	154,206	244,803	-	244,803
Trade payables (including due to related parties)	203	272	235,884	374,466	3	374,741
Advances taken and other liabilities	39	53	9,181	14,575	-	14,628
Total YTL equivalent of foreign currency liabilities	242	325	399,721	633,844	3	634,172
Net foreign currency position		8,186		(292,735)	(3)	(284,552)(*)

	December 31, 2004					
	USD (thousand)	YTL Equivalent	Euro (thousand)	YTL Equivalent	Other foreign currencies YTL Equivalent	Total YTL Equivalent
Cash and cash equivalents	11,191	15,019	60,581	110,670	-	125,689
Trade receivables (including due from related parties)	2,530	3,396	133,485	243,851	-	247,247
Other current assets	5	7	225	411	-	418
Total YTL equivalent of foreign currency assets	13,726	18,422	194,291	354,932	-	373,354
Short-term bank borrowings	-	-	132,905	242,790	-	242,790
Trade payables (including due to related parties)	-	-	149,224	272,603	-	272,603
Advances taken and other liabilities	44	59	9,172	16,755	-	16,814
Total YTL equivalent of foreign currency liabilities	44	59	291,301	532,148	-	532,207
Net foreign currency position		18,363		(177,216)	-	(158,853)(*)

(*) As explained in Note 6, the Group's exposure to foreign exchange rate fluctuations on the long-term bank borrowings denominated in Euro are undertaken by Fiat. Accordingly, net foreign currency exposure of the Group as of December 31, 2005, is YTL 39,749 (foreign currency liabilities position). ((December 31, 2004 - YTL 83,937) (foreign currency asset position)).

(Currency – Thousands of New Turkish Liras (YTL))

30. INVESTMENT ENCOURAGEMENT CERTIFICATES

Investment Grants

The Group has obtained investment encouragement certificates in connection with certain major capital expenditures, which entitle the Group to:

i) 100% exemption from customs duty on machinery and equipment to be imported,

ii) Investment allowances of 200% on the approved capital expenditures and investments,

iii) 100%VAT exemption on the local capital expenditures.

The amount of investment allowances used in 2005 is YTL 16,633 (December 31, 2004 – YTL 79,778) and as of December 31, 2005 the amount of unused investment allowances is YTL 1,442,192 (December 31, 2004 – YTL 1,271,823).

31. PROVISIONS, CONTINGENT ASSETS AND LIABILITIES

Litigations

As of December 31, 2005 the total amount of outstanding legal claims brought against the Group is YTL 2,023 (December 31, 2004 – YTL 2,042). The Group has reflected a reserve amounting to YTL 731 (December 31, 2004 – YTL 425) in the financial statements.

Bank Letters of Guarrantee

The breakdown of letters of guarrantee given by the Group as of December 31, 2005 and December 31, 2004 is as follows:

		December 31, 2005	December 31, 2004
a) Letters of guarrantee given to banks, customs and suppliers:	YTL	**4**	4
	USD$	**100,000**	100,000
	EURO	**2,000,000**	5,193,040
b) Letters of guarrantee given for short-term and long-term bank borrowings :	YTL	**22,190**	16,886
c) Other :	YTL	**1,256**	620

Other

The Company has USD 572 million of export commitments to be realized before the end of year 2006, in connection with its export incentice certificates. As of December 31, 2005, USD 35 million of the commitment is realized. Also the Company has realized USD 1,958 million of export is accordance with three export incentive certificates that are closed within 2005. (December 31, 2004, the Company had 3 export incentive certificates that entitle the Company to realize USD 1,580 million of exports. As of December 31, 2004 the Company has realized USD 1,223 million in total).

(Currency – Thousands of New Turkish Liras (YTL))

30. INVESTMENT ENCOURAGEMENT CERTIFICATES (continued)

As of December 31, 2005, the unused letters of credit opened for raw material purchases amounts to EUR 2,487,822 (December 31, 2004 – EUR 2,278,090) and the unused letters of credit opened for fixed asset purchases amounts to EUR 12,099,000 (December 31, 2004 – EUR 34,000).

Until 2007, the Group will realise investments amounting to EUR 350 million and EUR 172 million in line with the agreements signed related to two investment projects. A part of the development work, which will be made within the scope of these investments, is carried out by Fiat. As explained in Note 9, in 2005 the development costs charge by Fiat amounted to EUR 32.1 million.

32. MERGERS AND AQUISITIONS

None.

33. SEGMENT REPORTING

None.

34. SUBSEQUENT EVENTS

During the course of 2005 the Company was subject to a formal tax investigation. Following the completion of the tax investigation, the Company was presented with reports, assessing additional tax payments, delay penalty interest and penalty payments total of which amounted to YTL 17,701. The additional tax assessment mainly related to the recognition of value added and withholding taxes on service invoices. In connection with this claim the Company will apply to Reconciliation Committee of the Ministry of Finance. In the financial statements the Company did not provide a provision in connection with such issue, since no material loss is expected from the tax investigation.

35. DISCONTINUING OPERATIONS

None.

36. OPERATIONAL INCOME

a) Net Sales

Net sales of the Group for the three months period ended December 31, 2005 and 2004 is as follows:

	December 31, 2005	December 31, 2004
Export sales	**1,132,456**	1,175,094
Domestic sales	**1,410,836**	1,356,951
Total	**2,543,292**	2,532,045

Sales discounts amounts toYTL 259,345 (2004 – YTL 230,759).

(Currency – Thousands of New Turkish Liras (YTL))

36. OPERATIONAL INCOME (continued)

b) Other income from operational activities

	December 31, 2005	December 31, 2004
Income from direct material sales	**17,692**	16,185
Income from mould sales	**11,778**	37,360
Income from scrap sales	**12,613**	11,804
Packaging income	**7,567**	7,420
Other	**5,256**	6,516
Total	**54,906**	79,285

c) Cost of Sales

	December 31, 2005	December 31, 2004
Direct material expense	**1,751,037**	1,711,286
Direct labor expense	**58,104**	51,212
Depreciation expense	**132,020**	143,859
Other production expenses	**95,816**	85,288
Total cost of production	**2,036,977**	1,991,644
Change in work-in-process	**4,632**	14,824
Change in finished goods	**(3,262)**	8,454
Cost of merchandise sold	**263,309**	325,712
Cost of other sales	**19,242**	16,273
Total	**2,320,898**	2,356,907

(Currency – Thousands of New Turkish Liras (YTL))

36. OPERATIONAL INCOME (continued)

d) Production and Sales Quantities

	Production		Sales	
	December 31, 2005	December 31, 2004	**December 31, 2005**	December 31, 2004
Doblo	**113,577**	100,703	**113,419**	101,204
Albea	**23,359**	17,442	**23,194**	17,450
Palio – Palio Van	**13,321**	15,539	**12,976**	15,551
CKD demonte	**8,304**	5,376	**8,304**	5,376
Bird series	**1,356**	3,076	**1,513**	3,059
Marea	**1,443**	3,912	**1,518**	3,920
Ducato	**-**	-	**3,229**	3,126
Punto	**-**	-	**1,585**	3,053
Strada	**-**	-	**1,070**	1,189
Idea	**-**	-	**1,008**	370
Alfa Romeo	**-**	-	**998**	1,534
Stilo	**-**	-	**903**	1,494
Panda	**-**	-	**830**	1,284
Ferrari			**11**	-
Maserari	**-**	-	**10**	-
Lancia	**-**	-	**1**	1
Ulyeess	**-**	-	**1**	-
Total	**161,360**	146,048	**170,570**	158,611

37. OPERATING EXPENSES

	December 31, 2005	December 31, 2004
Selling and marketing expense	**146,087**	167,144
General and administrative expense	**86,950**	88,169
Research and development expense	**10,100**	13,699
Total	**243,137**	269,012

a) Selling and Marketing Expense

	December 31, 2005	December 31, 2004
Warranty expenses	**29,784**	44,990
Personnel expenses	**24,152**	21,709
Royalty expenses	**14,673**	19,548
Advertisement expenses	**24,013**	25,692
Shipment and insurance expenses	**19,870**	21,918
Packaging expenses	**5,585**	6,503
Other selling and marketing expenses	**28,010**	26,784
Total	**146,087**	167,144

(Currency – Thousands of New Turkish Liras (YTL))

37. OPERATING EXPENSES (continued)

b) General and Administrative Expense

	December 31, 2005	December 31, 2004
Personnel expenses	**28,285**	22,664
Depreciation and amortization expenses	**19,066**	23,105
Other general and administrative expenses	**39,599**	42,400
Total	**86,950**	88,169

c) Depreciation and Amortization Expense

	December 31, 2005	December 31, 2004
Cost of production	**132,020**	143,859
Research and development expenses	**19,066**	23,105
General and administrative expenses	**1,819**	1,853
Total	**152,905**	168,817

d) Personnel Expense and Avarage Number of Employees

	December 31, 2005	December 31, 2004
Wages and salaries	**169,343**	155,743
Labor expenses charged by subcontractors	**2,796**	3,159
Other social expenses	**13,723**	13,688
Total	**185,862**	172,590

38. OTHER OPERATING INCOME / EXPENSE AND GAIN / LOSS

a) Other Operating Income and Gains

	December 31, 2005	December 31, 2004
Gain on sale of fixed assets	**38,434**	7,019
Research and development income	**8,756**	10,456
Dividend income	**800**	2,008
Rent income	**1,382**	1,513
Others	**7,084**	9,174
	56,456	30,170

The gain on sale of fixed asset amounting to YTL 31,632 has been transferred to share capital in 2005 (Note 26).

(Currency – Thousands of New Turkish Liras (YTL))

38. OTHER OPERATING INCOME / EXPENSE AND GAIN / LOSS (continued)

b) Other Operating Expense and Losses

As of December 31, 2005, the Company have other operating expenses of YTL 132 (December 31, 2004 – YTL 163).

39. FINANCIAL INCOME / EXPENSE

	December 31, 2005	December 31, 2004
Financial Income		
Foreign exchange gain	**64,809**	11,823
Interest income	**77,503**	73,313
Other financial income	**778**	17
Total financial income	**143,090**	85,153
Financial Expense		
Foreign exchange loss	**(54,570)**	(65,749)
Interest expense	**(16,366)**	(27,574)
Total financial expense	**(70,936)**	(93,323)
Financial income/(expense), net	72,154	(8,170)

40. NET MONETARY GAIN / LOSS

In accordance with the announcement of CMB dated March 17, 2005, the inflation accounting application has been ceased by January 1, 2005, therefore there is no monetary gain/loss incurred in 2005.

41. TAXATION

The Group is subject to taxation in accordance with the tax procedures and the legislation effective in Turkey.

In Turkey, the corporation tax rate for the fiscal year effective from January 1, 2005 is 30% (December 31, 2004 - 33%). Corporate tax returns are required to be filed until the fifteenth of the fourth month following the balance sheet date and paid until the end of the fourth month. The tax legislation provides for a temporary tax of 30% (December 31, 2004 - 33%) to be calculated and paid based on earnings generated for each quarter. The amounts thus calculated and paid are offset against the final corporate tax liability for the year.

Corporate tax losses can be carried forward for a maximum period of five years following the year in which the losses were incurred. As of December 31, 2005, the accumulated statutory tax loss carry forward of KFK amounted to YTL 22,875 (December 31,2004 - YTL 28,317).

(Currency – Thousands of New Turkish Liras (YTL))

41. TAXATION (continued)

Effective from April 24, 2003, investment allowances provides a deduction from the corporate tax base of 40% of the purchase price of purchases of the brand-new fixed assets having economic useful life and directly related with the production of goods and services. Investment allowance that arose prior to April 24, 2003 are taxed at 19.8% (withholding tax) unless they are converted to new type at companies' will. Investment allowances can be carried forward indefinitely.

In Turkey, the tax legislation does not permit a parent company and its subsidiaries to file a consolidated tax return. Therefore, provision for taxes, as reflected in the consolidated financial statements, has been calculated on a separate-entity basis.

For the years ended December 31, 2005 and 2004, the analysis of the tax expense in the income statement is as follows:

	December 31, 2005	December 31, 2004
Current tax	**(1,823)**	(15,416)
Deferred tax income	**(20,236)**	21,370
	(22,059)	5,954

The numeric reconciliation between tax income and the accounting results multiplied by the applicable tax rate as of December 31, 2005 and December 31, 2004 are as follows:

	December 31, 2005	December 31, 2004
Net income before provision for taxes	**163,904**	27,743
Income tax charge at 30% (2004-33%)	**(49,171)**	(9,155)
Effect of investment allowances – amount used during current period	**3,171**	1,001
Effect of change in tax rates	**-**	(3,063)
Effect of unused investment allowances	**17,376**	23,501
Non-taxable income	**10,460**	2,758
Effect of restatement of certain non-monetary items and others	**(5,470)**	(8,822)
Allowance for deferred tax asset of KFK	**1,575**	(266)
Amount reflected in the income statement	**(22,059)**	5,954

42. EARNINGS PER SHARE

Earnings per share is determined by dividing net income by the weighted average number of shares that have been outstanding during the related period concerned. As of December 31, 2005 and 2004, the weighted average number of shares outstanding is 50,000,000,000 and earnings per share is Yeni Kuruş 0.3 and Yeni Kuruş 0.07, respectively.

(Currency – Thousands of New Turkish Liras (YTL))

43. CASH FLOW STATEMENT

	December 31, 2005	December 31, 2004
Cash flows from operating activities		
Net income before monetary gain and provision for taxes	**163,904**	7,444
Reconciliation between net income before monetary loss and taxation and cash generated from operating activities		
Depreciation and amortization	**152,905**	168,817
Interest expense	**16,366**	27,574
Interest income	**(77,503)**	(73,313)
Provision for employment termination benefits	**11,409**	9,516
Gain on sale of property, plant and equipment	**(38,434)**	(7,019)
Warranty provision	**29,784**	38,911
Operating income before working capital changes	**258,431**	171,930
Net working capital changes in-		
Trade receivables and due from related parties	**(24,062)**	(39,636)
Inventories	**28,872**	(25,831)
Other current/non current assets and other receivables	**(13,293)**	(14,449)
Trade payables and due to related parties	**96,101**	(72,678)
Other current liabilities	**(2,769)**	(13,332)
Other long term liabilities	**23**	33
Employment termination benefits paid	**(3,468)**	(4,198)
Warranty payments	**(20,686)**	(14,999)
Net cash provided by / (used in) operating activities	**319,149**	(13,160)
Cash flows from investing activities		
Investment securities	**(10,324)**	32,165
Dividend received	**800**	2,008
Interest received	**68,034**	71,772
Deposits maturities over three months	**(25,000)**	-
Purchase of property, plant, equipment and intangibles	**(186,905)**	(43,950)
Proceeds from sale of property, plant and equipment	**40,012**	10,369
Net cash provided by / (used in) investing activities	**(113,383)**	72,364
Cash flows from financing activities		
Interest paid	**(13,772)**	(37,762)
Dividend paid	**(30,000)**	-
Proceeds from bank loans	**120,157**	59,849
Repayment of bank loans	**(102,834)**	(86,172)
Net cash used in financing activities	**(26,449)**	(64,085)
Monetary loss on cash and cash equivalents	**-**	(13,947)
Net increase/(decrease) in cash and cash equivalents	**179,317**	(18,828)
Cash and cash equivalents at the beginning of the year	**279,409**	298,237
Cash and cash equivalents at the end of the year	**483,726**	279,409
Taxes Paid	**15,416**	39,650

(Currency – Thousands of New Turkish Liras (YTL))

44. STATEMENT OF CHANGES IN EQUITY

As of December 31, 2005 and 2004 shareholders' equity movement is as follows:

	Share Capital	Share Premium	Legal Reserves	Extraordinary Reserves	Revaluation surplus of financial assets	Inflation Adjustment Effect on Nominal Equity Items	Cumulative gain on the hedging	Accumulated Profits /(Loss)	Net Income for the Period	Total Shareholders' Equity
December 31, 2003	450,000	31	2,878	22,762	-	1,033,874	17,963	(701,693)	7,211	833,026
Transfers	-	(31)	(2,878)	(22,762)	-	(668,811)	-	701,693	(7,211)	-
Gain on the hedging (After the realized gains included in the net profit for the year amounting to YTL 10,560)	-	-	-	-	-	-	21,132	-	-	21,132
Net profit for the year	-	-	-	-	-	-	-	-	33,697	33,697
December 31, 2004	**450,000**	-	-	-	-	**365,063**	**39,095**	-	**33,697**	**887,855**
Transfers	-	-	-	-	-	-	-	**33,697**	**(33,697)**	-
Gain on the hedging (After the realized gains included in net profit for the year amounting to YTL 18,557)	-	-	-	-	-	-	**19,626**	-	-	**19,626**
Dividend distribution (*)	-	-	-	-	-	-	-	**(30,000)**	-	**(30,000)**
Revaluation surplus of financial assets	-	-	-	-	**18,951**	-	-	-	-	**18,951**
Net profit for the year	-	-	-	-	-	-	-	-	**141,845**	**141,845**
Transfers to share capital	**50,000**	-	-	-	-	**(15,528)**	-	**(2,840)**	**(31,632)**	-
December 31, 2005	**500,000**	-	-	-	**18,951**	**349,535**	**58,721**	**857**	**110,213**	**1,038,277**

(*) The dividend distributed per share amounts Yeni Kuruş 0.06.

45. OTHER MATTERS

Additional paragraph for convenience translation to English:

The effect of the differences between the accounting principles summarized in Note 2 and the accounting principles generally accepted in countries in which the financial statements are to be distributed and International Financial Reporting Standards (IFRS), have not been quantified and reflected in the financial statements. The accounting principles used in the preparation of the financial statements differ materially from IFRS, with respect to the accounting for the effects of hyperinflation and presentation of financial statements. Accordingly, the financial statements are not intended to present the Company's financial position and results of its operations in accordance with accounting principles generally accepted in such countries of users of the financial statements and IFRS.

RECEIVED
2006 APR 14 A 11:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
DECISION OF THE BOARD OF DIRECTORS

Date of the Decision : 05.04.2006

Number of the Decision : 2006/3

Participants :

- Mr. Mustafa V. KOÇ	: Chairman-KOÇ Holding A.Ş.
- Mr. Sergio MARCHIONNE	: Vice Chairman-FIAT Auto S.p.A.
- Mr. Temel ATAY	: Member-KOÇ Holding A.Ş.
- Mr. Fevzi Bülent ÖZAYDINLI	: Member-KOÇ Holding A.Ş.
- Mr. M. Selçuk GEZDUR	: Member-KOÇ Holding A.Ş.
- Mr. Alfredo ALTAVILLA	: Member&CEO-FIAT Auto S.p.A.
- Mr. Diego PISTONE	: Member-FIAT Auto S.p.A.
- Mr. Paolo MONFERINO	: Member-FIAT Auto S.p.A.
- Mr. Fatih EBİÇLİOĞLU	: Auditor
- Mr. Raul POZZI	: Auditor
- Mr. Mert BAYRAM	: Auditor

SUBJECT: Discussion of Company Financial Statements as of December 31, 2005 and submittal of them to CMB and Istanbul Stock Exchange for promulgation.

The Members of Auditing Committee of our Board of Directors have proposed to adopt the following resolution on the financial statements and footnotes of the Company pursuant to paragraph 2 of Turkish Commercial Code 330.

With regards to the financial statements of our Company as of 31.12.2005, it is hereby resolved to submit the independent auditing limited review report issued on 05.04.2006 by Güney Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi, an Affiliated Firm of Ernst & Young International, to Capital Market Board and Istanbul Stock Exchange for promulgation purposes in order to determine and approve that financial statements and reports are prepared in line with the information retained by the partnership and reviewed in accordance with the regulations, and correctly reflect the financial status and activity results of our Company as of the mentioned period pursuant to resolution 29/692 of Capital Market Board on 5.6.2003.

MUSTAFA V. KOÇ **Chairman**	**SERGIO MARCHIONNE** **Vice Chairman**
F.BÜLENT ÖZAYDINLI **Member**	**TEMEL ATAY** **Member**
ALFREDO ALTAVILLA **Member&CEO**	**M.SELÇUK GEZDUR** **Member**
PAOLO MONFERINO **Member**	**DIEGO PISTONE** **Member**

TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
DECISION OF THE BOARD OF DIRECTORS

RECEIVED
2006 APR 14 A 11:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Date of the Decision : 05.04.2006

Number of the Decision : 2006/4

Participants :

- Mr. Mustafa V. KOÇ	: Chairman-KOÇ Holding A.Ş.
- Mr. Sergio MARCHIONNE	: Vice Chairman-FIAT Auto S.p.A.
- Mr. Temel ATAY	: Member-KOÇ Holding A.Ş.
- Mr. Fevzi Bülent ÖZAYDINLI	: Member-KOÇ Holding A.Ş.
- Mr. M. Selçuk GEZDUR	: Member-KOÇ Holding A.Ş.
- Mr. Alfredo ALTAVILLA	: Member&CEO-FIAT Auto S.p.A.
- Mr. Diego PISTONE	: Member-FIAT Auto S.p.A.
- Mr. Paolo MONFERINO	: Member-FIAT Auto S.p.A.
- Mr. Fatih EBİÇLİOĞLU	: Auditor
- Mr. Raul POZZI	: Auditor
- Mr. Mert BAYRAM	: Auditor

SUBJECT: Approval of the Report of the Board of Directors, dated 05.04.2006.

Mr. Mustafa V. Koç, the Chairman of the Board of Directors, has proposed to discuss and resolve on the following issues. The consolidated Balance Sheet and Income Statement as of the year 2005 audited by the Company Auditors and Independent External Auditors and prepared by the General Management of the Company in accordance with the International Financial Reporting Standards (IFRS) pursuant to Notification of Capital Market Board (CMB), Volume XI, No: 25, on "Accounting Standards in Capital Market", and the proposal on the distribution of profit as well as the Annual Board of Directors' Report and the revised and approved Corporate Governance Principles Adoption Report has been discussed, and it is resolved;

a) To approve the consolidated Balance Sheet of 31.12.2005 and submit it to the General Assembly with the sum of Assets and Liabilities amounting to 1.932.995 thousand YTL,

b) To approve the consolidated Income Statement of 2005 that indicates a profit before tax of 163.904 thousand YTL and submit it to the General Assembly,

c) To submit to the General Assembly that the donations and contributions of the company to the foundations and associations with tax exemption for social aid purposes in 2005 were totaled to 2.267.961,32 YTL,

d) Following allocation of 5% Legal Reserves totaling to YTL 943.645,96 from the consolidated profit after tax from the 2005 operations totaling to YTL 141.845.000 pursuant to Turkish Commercial Code 466, it has been understood that the distributable profit in accordance with the Capital Market Law and the regulations of Capital Market Board totaled to YTL 136.248.204,04, and that the legal records showed a total distributable profit of YTL 17.929.273,33, and that the sum of assets in the balance sheet as of the year 2005 was totaled to YTL 1.532.068.365,- and it is hereby resolved to make the following proposals to the Ordinary General Assembly Meeting to be held on 20.04.2006 to discuss the results of operations,

- From the IFRS current term profit,

YTL 943.645,96	5% 1st Issue Reserve
YTL 50.000.000,00	Dividend to shareholders
YTL 3.207.072,67	10% 2nd Issue Reserve

And allocate the remaining amounts as extraordinary reserve funds,

- In case the above proposal on the distribution of dividends is accepted by the General Assembly, it is hereby resolved that of the cash dividend of YTL 50.000.000,00 to be distributed, following provisions shall be made based on our legal records,

YTL 33.700.660,61	from the exceptional revenues from the extraordinary reserve funds allocated between 1999-2004,
YTL 8.165.131,39	from the exceptional revenues within the current term,
YTL 8.134.208,00	from the other revenues within the current term,

And therefore,

- YTL 0.10 gross=net cash dividend to be paid in exchange of one share with a nominal value of YTL 1.00 corresponding to a rate of 10% to all full liability entities and limited liability entities that obtain dividends by means of a place of business and a permanent representative in Turkey,
- YTL 0.10 gross and YTL 0.0984 net cash dividend to be paid in exchange of one share with a nominal value of YTL 1.00 corresponding to a rate of 10% to other shareholders,

- The proposal on the distribution of profit on 15.05.2006 to be accepted and submitted tothe General Assembly,
  - e) To submit the Report of the Board of Directors for the year ended 2005 which has been given its final shape in this meeting to the Board of Auditors and thereafter to the General Assembly,
  - f) To make Report of Board of Directors, Balance Sheet and Income Statement, Report of Auditors and the Profit Distribution proposal available for reviewing by our shareholders in our Company Head Office and our website at www.tofas.com.tr 15 days prior to the date of General Meeting.

MUSTAFA V. KOÇ
Chairman

SERGIO MARCHIONNE
Vice Chairman

F.BÜLENT ÖZAYDINLI
Member

TEMEL ATAY
Member

ALFREDO ALTAVILLA
Member&CEO

M.SELÇUK GEZDUR
Member

PAOLO MONFERINO
Member

DIEGO PISTONE
Member

RECEIVED
2006 APR 14 A 11:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
DECISION OF THE BOARD OF DIRECTORS

Date of the Decision : 06.04.2006

Number of the Decision : 2006/5

Participants :

- Mr. Mustafa V. KOÇ	: Chairman-KOÇ Holding A.Ş.
- Mr. Sergio MARCHIONNE	: Vice Chairman-FIAT Auto S.p.A.
- Mr. Temel ATAY	: Member-KOÇ Holding A.Ş.
- Mr. Fevzi Bülent ÖZAYDINLI	: Member-KOÇ Holding A.Ş.
- Mr. M. Selçuk GEZDUR	: Member-KOÇ Holding A.Ş.
- Mr. Alfredo ALTAVILLA	: Member&CEO-FIAT Auto S.p.A.
- Mr. Diego PISTONE	: Member-FIAT Auto S.p.A.
- Mr. Paolo MONFERINO	: Member-FIAT Auto S.p.A.
- Mr. Fatih EBİÇLİOĞLU	: Auditor
- Mr. Raul POZZI	: Auditor
- Mr. Mert BAYRAM	: Auditor

SUBJECT: Selection of Independent External Auditing Company.

Pursuant to provisions of the communique relating to Independent Auditing in the Capital Market issued by the Capital Market Board, it has been decided that Ernst & Young - Güney S.M.M.M.A.Ş. be assigned as independent external auditors as from the 2006 accounting period to audit corporate accounts and that an agreement be executed with the mentioned firm in this respect.

MUSTAFA V. KOÇ
Chairman

SERGIO MARCHIONNE
Vice Chairman

F.BÜLENT ÖZAYDINLI
Member

TEMEL ATAY
Member

ALFREDO ALTAVILLA
Member&CEO

M.SELÇUK GEZDUR
Member

PAOLO MONFERINO
Member

DIEGO PISTONE
Member